SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 33,865,695
Registered in the Commercial Registry Office of Lisbon and
Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, we hereby inform that ABN AMRO Bank N. V. (“ABN AMRO Bank”) notified Portugal Telecom, SGPS, S.A. (“PT”) that:

1.	Following an acquisition made on regulated market, on 25 June 2007, aimed at hedging the risk resulting from a swap transaction, it acquired a total of 9,000,000 shares representing 0.80% of the share capital and voting rights in PT.

As a result of this acquisition, ABN AMRO Bank held 23,448,765 shares representing 2.08% of the share capital and voting rights in PT.

2.	The shares acquired as described above were sold by ABN AMRO Bank on regulated market, on 24 July 2007. Therefore, ABN AMRO Bank now holds 14,442,078 shares representing 1.28% of the share capital and voting rights in PT.

The voting rights corresponding to ABN AMRO Bank’s interest in PT are attributed to ABN AMRO Bank Holding N. V., with head offices in The Netherlands, at Gustav Mahlerlaan 10, Amsterdam, which directly holds 100% of the share capital and voting rights in ABN AMRO Bank.

Lisbon, 30 July 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.